Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 16, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Bombay Stock Exchange Limited in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letter dated July ~~12~~ 16, 2007 forwarding therewith the Shareholding Pattern of the Company as of June 30, 2007 for the purpose of Free float Indices in the prescribed form No. A, B, and C.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RECEIVED

2007 JUL 23 P 12: 04

[illegible] CORPORATE FI[illegible]

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE ENERGY LIMITED			
	Scrip Code: 500390	Quarter Ended : June 30, 2007	
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	663,378	0.29
2	Indian Corporate Bodies/ Trusts/ Partnerships	78,363,615	34.29
3	Persons Acting in Concert (also include Suppliers/ Customers)	1,653	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**79,028,646**	**34.58**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs /ADRs / ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**79,028,646**	**34.58**

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

II	FREE FLOAT	No. of shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals / HUFs	26,376,507	11.54
2	Indian Corporate Bodies/Trusts/Partnerships	5,772,501	2.53
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	1,069,932	0.47
6	Central/State Govt.	273,388	0.12
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	49,144,654	21.50
9	Mutual Funds	12,051,063	5.27
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**94,688,045**	**41.43**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	10,923	0.00
15	Foreign Institutional Investors (SEBI-registered)	48,579,837	21.26
16	Non Resident Indians (Individuals)	1,330,471	0.58
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**49,921,231**	**21.84**
C	**GDRs / ADRs / ADSs**	4,892,386	2.14
	Sub Total C	**4,892,386**	**2.14**
D	**OTHERS (Please specify here______________________)**		
	Trustee	0	0.00
	Pending Confirmations	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**149,501,662**	**65.42**
	Grand Total	**228,530,308**	**100.00**

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

BROAD SUMMARY OF HOLDINGS

	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**79,028,646**	34.58
Total Free-float	**149,501,662**	65.42
Grand Total	**228,530,308**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS

	No.of Shares Held	% of Shareholding
Total Domestic Holding	**173,716,691**	76.01
Total Foreign Holding	**54,813,617**	23.99
Grand Total	**228,530,508**	**100.00**

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE ENERGY LIMITED				
	Scrip Code	500390	Quarter Ended	June 30, 2007
Sr. No.	**Holders Name**	**No. of Shares Held**	**% of Shareholding**	**Category Code**
1	Kokila D. Ambani	274,893	0.12	I-A-1
2	Anil D Ambani	139,437	0.06	I-A-1
3	Jaianmol A. Ambani	125,231	0.05	I-A-1
4	Tina A Ambani	123,812	0.05	I-A-1
5	Jaianshul A. Ambani	7	0.00	I-A-1
6	AAA Project Ventures Private Limited	77,498,937	33.91	I-A-2
7	Reliance Innoventures Private Limited	864,675	0.38	I-A-2
8	Hansdhwani Trading Company Pvt Ltd	3	0.00	I-A-2
9	Reliance Capital Limited	1,653	0.00	I-A-3
	Total	**79,028,648**	**34.58**	

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE ENERGY LIMITED					
	Scrip Code	500390		Quarter Ended	June 30, 2007
Sr. No.	**Holders Name**	**No. of shares held**	**% of Shareholding**	**Category Code**	**Relationship, if any with anyone in I**
1	The New India Assurance Company Limited	5,448,113	2.38	II - A - 8	NIL
2	General Insurance Corporation of India	3,630,482	1.59	II - A - 8	NIL
3	The Oriental Insurance Company Limited	3,472,475	1.52	II - A - 8	NIL
4	National Insurance Company Ltd	2,488,728	1.09	II - A - 8	NIL
5	United India Insurance Company Limited	2,275,388	1.00	II - A - 8	NIL
6	Life Insurance Corporation of India	31,829,468	13.93	II - A - 8	NIL
7	Platinum Investment Management Limited A/C Platinum International Fund	5,507,786	2.41	II - B - 15	NIL
8	J P Morgan Asset Management (Europe) S.A.R.L. A/C Flagship Indian Investment Company (Mauritius) Limited	3,814,911	1.67	II - B - 15	NIL
9	Aranda Investments (Mauritius) Pte Ltd	3,400,000	1.49	II - B - 15	NIL
10	Citigroup Global Markets Mauritius Private Limited	2,439,902	1.07	II - B - 15	NIL
11	The Bank of New York	4,892,386	2.14	II - C	NIL
TOTAL		**69,199,639**	**30.28**		

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 16, 2007

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

Dear Sirs,

Sub: - Free Float Indices

We forward herewith Shareholding Pattern of the Company as of June 30, 2007 for the purpose of Free float Indices in the prescribed form No. A, B and C.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RECEIVED

2007 JUL 23 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 16, 2007

Exemption No.:82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July ~~12~~ 16, 2007 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended June 30, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Copy to: ~~Mr Yusuf Safdari~~
~~Greenberg Traurig, LLP~~
~~1900 University Avenue, 5th Floor~~
~~East Palo Alto, CA 94303~~

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY LIMITED						
Scrip Code : 500390			As on: June 30, 2007			
Category Code	Category of Shareholder	No of Share--holders	Total No of Shares	Number of shares held in dematerialised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals / Hindu Undivided Family	11	663378	663371	0.30	0.29
(b)	Central Government/ State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	15	78365268	78363612	35.04	34.29
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**26**	**79028646**	**79026983**	**35.34**	**34.58**
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**26**	**79028646**	**79026983**	**35.34**	**34.58**

(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	262	12072853	12028989	5.40	5.28
(b)	Financial Institutions/Banks	398	1048142	1031407	0.47	0.46
(c)	Central Government/State Governments	72	273388	195758	0.12	0.12
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	25	49144654	49143723	21.98	21.50
(f)	Foreign Institutional Investors	512	48579837	48359081	21.72	21.26
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (B)(1)	**1269**	**111118874**	**110758958**	**49.69**	**48.62**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	6707	5772501	5648302	2.58	2.53
(b)	i. Individual shareholders holding nominal share capital up to Rs.1Lakh.	1515198	24871602	18072154	11.12	10.88
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	48	1504905	1452283	0.67	0.66

(c)	Any Other (Specify)					
1	Trustee	0	0	0	0.00	0.00
2	NRIs / OCBs	16916	1341394	891045	0.60	0.59
3	Pending Confirmation*	0	0	0	0.00	0.00
	Sub -Total (B)(2)	**1538869**	**33490402**	**26063784**	**14.98**	**14.65**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1540138**	**144609276**	**136822742**	**64.66**	**63.28**
	TOTAL (A)+(B)	**1540164**	**223637922**	**215849725**	**100.00**	**97.86**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**3**	**4892386**	**4891655**	**0.00**	**2.14**
	GRAND TOTAL (A)+(B)+(C)	**1540167**	**228530308**	**220741380**	**100.00**	**100.00**

* Physical shares pending for demat confirmation

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

July 16, 2007

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	AAA Project Ventures Private Limited	7 74 98 937	33.91
2	Reliance Capital Limited	1 653	0.00
3	Reliance Innoventures Private Limited	8 64 675	0.38
4	Kokila D Ambani	2 74 891	0.12
5	Anil D Ambani	1 39 437	0.06
6	Jaianmol A Ambani	1 25 231	0.05
7	Tina A Ambani	1 23 812	0.05
8	Jaianshul A Ambani	7	0.00
9	Hansdhwani Trading Company Pvt Ltd	3	0.00
	TOTAL	**7 90 28 646**	**34.58**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	No.of shares	Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	Life Insurance Corporation of India	3 18 29 468	13.93
2	Platinum Investment Management Limited A/C Platinum International Fund	55 07 786	2.41
3	The New India Assurance Company Limited	54 48 113	2.38
4	The Bank of New York	48 92 386	2.14
5	J P Morgan Asset Management (Europe) S.A.R.L.A/C Flagship Indian Investment Company (Mauritius) Limited	38 14 911	1.67
6	General Insurance Corporation Of India	36 30 482	1.59
7	The Oriental Insurance Company Limited	34 72 475	1.52
8	Aranda Investments (Mauritius) Pte Ltd	34 00 000	1.49
9	National Insurance Company Ltd	24 88 728	1.09
10	Citigroup Global Markets Mauritius Private Limited	24 39 902	1.07
11	United India Insurance Company Limited	22 75 388	1.00
	TOTAL	**6 91 99 639**	**30.28**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e. Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	AAA Project Ventures Private Limited	2 58 16 000	11.30
	TOTAL	**2 58 16 000**	**11.30**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	1630795	48 92 386	2.14
	TOTAL		**48 92 386**	**2.14**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Bank of New York as Depositary for GDR holders *	GDR	48 92 386	2.14
	TOTAL		**48 92 386**	**2.14**

* The details of individual GDR holder is not available

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 16, 2007

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended June 30, 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055 India

Tel +91 22 3009 9999
Fax. +91 22 3009 9775
www.rel.co.in

July 16, 2007

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended June 30, 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

END